Power Financial Corporation

082-01716

SUPPL

751 Victoria Square
Montréal, Québec, Canada H2Y 2J3
Telephone (514) 286-7430
Telecopier (514) 286-7424

NOTICE IS HEREBY GIVEN that the Board of Directors of Power Financial Corporation has declared the following dividends:

(1) A quarterly dividend on the outstanding Series A First Preferred Shares (PWF.PR.A) of the Corporation payable on November 15, 2007 to shareholders of record at the close of business on October 25, 2007, in an amount per share determined by applying the Quarterly Dividend Rate to $25.00. For the purposes hereof, "Quarterly Dividend Rate" shall mean one quarter of 70% of the average of the Prime Rate, as defined in the Articles of Continuance of the Corporation in paragraph 10(2), in effect on each day during the three calendar months ending September 30, 2007;

(2) A quarterly dividend of 32.5 cents per share on the outstanding First Preferred Shares, Series C (PWF.PR.D) of the Corporation payable on October 31, 2007 to shareholders of record at the close of business on October 10, 2007;

(3) A quarterly dividend of 34.375 cents per share on the outstanding First Preferred Shares, Series D (PWF.PR.E) of the Corporation payable on October 31, 2007 to shareholders of record at the close of business on October 10, 2007;

(4) A quarterly dividend of 32.8125 cents per share on the outstanding First Preferred Shares, Series E (PWF.PR.F) of the Corporation payable on October 31, 2007 to shareholders of record at the close of business on October 10, 2007;

(5) A quarterly dividend of 36.875 cents per share on the outstanding First Preferred Shares, Series F (PWF.PR.G) of the Corporation payable on October 31, 2007 to shareholders of record at the close of business on October 10, 2007;

(6) A quarterly dividend of 35.9375 cents per share on the outstanding First Preferred Shares, Series H (PWF.PR.H) of the Corporation payable on October 31, 2007 to shareholders of record at the close of business on October 10, 2007;

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(7) A quarterly dividend of 37.5 cents per share on the outstanding First Preferred Shares, Series I (PWF.PR.I) of the Corporation payable on October 31, 2007 to shareholders of record at the close of business on October 10, 2007;

(8) A quarterly dividend of 29.375 cents per share on the outstanding First Preferred Shares, Series J (PWF.PR.J) of the Corporation payable on October 31, 2007 to shareholders of record at the close of business on October 10, 2007;

(9) A quarterly dividend of 30.9375 cents per share on the outstanding First Preferred Shares, Series K (PWF.PR.K) of the Corporation payable on October 31, 2007 to shareholders of record at the close of business on October 10, 2007;

(10) A quarterly dividend of 31.875 cents per share on the outstanding First Preferred Shares, Series L (PWF.PR.L) of the Corporation payable on October 31, 2007 to shareholders of record at the close of business on October 10, 2007; and

(11) A quarterly dividend of 29 cents per share on the outstanding common shares (PWF) of the Corporation payable on November 1, 2007 to shareholders of record at the close of business on September 28, 2007.

BY ORDER OF THE BOARD,

Edward Johnson
Senior Vice-President, General Counsel
and Secretary

Winnipeg, Manitoba
August 2, 2007

POWER FINANCIAL CORPORATION

N E W S   R E L E A S E

FOR IMMEDIATE RELEASE

Readers are referred to the Forward-looking Statements and Non-GAAP Financial Measures sections at the end of this release.

SIX-MONTH OPERATING EARNINGS INCREASE 18.1%

Winnipeg, Manitoba, August 2, 2007 – Power Financial Corporation's operating earnings for the six-month period ended June 30, 2007 were $1,052 million or $1.43 per share, compared with $891 million or $1.22 per share in the corresponding period in 2006. This represents an 18.1% increase on a per share basis.

Growth in operating earnings reflects primarily growth in the contribution from the Corporation's subsidiaries and affiliate.

Other income was $3 million for the six-month period ended June 30, 2007 or $0.01 per share, compared with a charge of $5 million or $0.01 per share for the same period in 2006, and therefore net earnings, including other income, for the six-month period ended June 30, 2007 were $1,055 million or $1.44 per share, compared with $886 million or $1.21 per share in the same period in 2006.

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751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone 514.286.7430 Fax 514.286.7424

SECOND-QUARTER RESULTS

For the quarter ended June 30, 2007, operating earnings of the Corporation were $570 million or $0.78 per share, compared with $483 million or $0.66 per share in the second quarter of 2006. This represents an increase of 17.9% on a per share basis.

Other items for the second quarter of 2007 were $3 million or $0.01 per share, compared with a charge of $5 million or $0.01 per share for the same quarter in 2006.

Net earnings for the quarter were therefore $573 million or $0.79 per share in 2007, compared with $478 million or $0.65 per share in 2006.

SUBSIDIARIES' AND AFFILIATE'S RESULTS

Great-West Lifeco Inc.

Great-West Lifeco reported net income attributable to common shareholders of $1,058 million for the six months ended June 30, 2007, compared with net income of $907 million reported a year ago. On a per share basis, this result represents $1.186 per common share for the six months ended June 30, 2007, an increase of 17%, compared with $1.017 per common share for the same period in 2006.

For the three months ended June 30, 2007, net income attributable to common shareholders was $544 million, compared with net income of $461 million reported a year ago. On a per share basis, this result represents $0.610 per common share for the three months ended June 30, 2007, an increase of 18%, compared with $0.516 per common share the corresponding period in 2006.

IGM Financial Inc.

IGM Financial reported net income for the six months ended June 30, 2007 of $426 million, compared with adjusted net income of $372 million in 2006. Earnings per share were $1.59 in 2007, compared with adjusted earnings per share of $1.39 in 2006, an increase of 14.4%.

For the three-month period ended June 30, 2007, IGM reported net income of $216 million, compared with adjusted net income of $187 million in 2006. Earnings per share for the three months ended June 30, 2007 were $0.81, compared with adjusted earnings per share of $0.70 in the corresponding period in 2006, which represents an increase of 15.7%.

Adjusted net income and earnings per share in 2006 excluded a non-cash income tax. Including this item, net income for the six-month and three-month periods ended June 30, 2006 was $386 million or $1.44 per share and $200 million or $0.75 per share, respectively.

Pargesa Holding S.A.

Parjointco N.V. holds Power Financial's interest in Pargesa Holding S.A. Pargesa reported operating earnings of SF411 million in the six-month period in 2007, compared with SF346 million for the corresponding period in 2006. For the three-month period ended June 30, 2007, Pargesa's operating earnings were SF333 million, compared with SF301 million in the corresponding period in 2006. The contribution from the European affiliate to Power Financial's operating earnings was $98 million and $80 million, respectively, in the six-month and three-month periods in 2007, compared with $82 million and $72 million, respectively, in 2006.

The contribution from Pargesa to other income was $3 million in both the six-month and three-month periods in 2007, compared with a charge of $13 million for each of the corresponding periods in 2006.

PREFERRED SHARE DIVIDENDS

The Board of Directors today declared quarterly dividends on the Corporation's preferred shares, as follows:

Type of shares	*Record Date*	*Payment Date*	*Amount*
Series A	October 25, 2007	November 15, 2007	To be determined In accordance with the articles of the Corporation
Series C	October 10, 2007	October 31, 2007	32.50¢
Series D	October 10, 2007	October 31, 2007	34.375¢
Series E	October 10, 2007	October 31, 2007	32.8125¢
Series F	October 10, 2007	October 31, 2007	36.875¢
Series H	October 10, 2007	October 31, 2007	35.9375¢
Series I	October 10, 2007	October 31, 2007	37.50¢
Series J	October 10, 2007	October 31, 2007	29.375¢
Series K	October 10, 2007	October 31, 2007	30.9375¢
Series L	October 10, 2007	October 31, 2007	31.875¢

COMMON SHARE DIVIDEND

The Board of Directors also declared a quarterly dividend of 29 cents per share on the Corporation's common shares payable November 1, 2007 to shareholders of record September 28, 2007.

Forward-looking Statements

Certain statements in this News Release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's, its subsidiaries' or affiliate's current expectations. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of the Corporation's, its subsidiaries' or affiliate for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's, its subsidiaries' and affiliate's control, affect the operations, performance and results of the Corporation, its subsidiaries and affiliate, and their business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's, its subsidiaries' or affiliate's ability to complete strategic transactions and integrate acquisitions, and the Corporation's, its subsidiaries' or affiliate's success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's, its subsidiaries' and affiliate's forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Management Discussion and Analysis of Operating Results and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Non-GAAP Financial Measures

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- *operating earnings; and*
- *other items, which includes, but is not limited to, the impact on the Corporation's net earnings of "Other income" as presented in the Corporation's consolidated statements of earnings (net of income tax and non-controlling interests, if any).*

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also excludes the Corporation's share of any such item presented in a comparable manner by Lifeco or IGM.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

\- 30 -

Attachments: Financial Information (unaudited)

For further information, please contact: Mr. Edward Johnson
Senior Vice-President,
General Counsel and Secretary
(514) 286-7400

Power Financial Corporation

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	**June 30, 2007 (unaudited)**	December 31, 2006
Assets		
Cash and cash equivalents	**5,959**	5,138
Investments (Note 2)		
Shares	**6,006**	4,602
Bonds	**69,456**	65,246
Mortgages and other loans	**15,776**	15,823
Loans to policyholders	**6,496**	6,776
Real estate	**2,209**	2,218
	99,943	94,665
Funds held by ceding insurers	**1,720**	12,371
Investment in affiliate, at equity	**3,501**	2,137
Intangible assets	**2,569**	2,615
Goodwill	**8,373**	8,342
Future income taxes	**479**	455
Other assets	**5,929**	4,763
	128,473	130,486
Liabilities		
Policy liabilities		
Actuarial liabilities	**87,773**	89,490
Other	**4,268**	4,488
Deposits and certificates	**778**	778
Funds held under reinsurance contracts	**1,944**	1,822
Debentures and other borrowings (Note 3)	**4,263**	3,319
Preferred shares of the Corporation (Note 6)	**300**	300
Preferred shares of subsidiaries	**1,382**	1,325
Capital trust securities and debentures (Note 4)	**638**	646
Future income taxes	**875**	853
Other liabilities	**6,048**	8,830
	108,269	111,851
Non-controlling interests (Note 5)	**7,386**	7,213
Shareholders' Equity		
Stated capital (Note 6)		
Perpetual preferred shares	**1,400**	1,400
Common shares	**594**	593
Contributed surplus	**62**	56
Retained earnings	**9,977**	9,621
Accumulated other comprehensive income (loss) (Note 7)	**785**	(248)
	12,818	11,422
	128,473	130,486

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited) (in millions of dollars, except per share amounts)	Three months ended June 30 2007	Three months ended June 30 2006	Six months ended June 30 2007	Six months ended June 30 2006
Revenues				
Premium income	**4,266**	4,444	**9,879**	8,139
Net investment income				
Regular net investment income	**1,513**	1,544	**2,976**	2,900
Changes in fair value on held for trading assets	**(1,931)**	–	**(2,347)**	–
	(418)	1,544	**629**	2,900
Fee income	**1,414**	1,242	**2,822**	2,476
	5,262	7,230	**13,330**	13,515
Expenses				
Policyholders benefits, dividends and experience refunds, and change in actuarial liabilities	**2,764**	4,959	**8,348**	8,960
Commissions	**597**	526	**1,193**	1,058
Operating expenses	**793**	767	**1,632**	1,556
Financing charges (Note 8)	**87**	85	**172**	166
	4,241	6,337	**11,345**	11,740
	1,021	893	**1,985**	1,775
Share of earnings of affiliate	**80**	72	**98**	82
Other income (charges), net	**3**	(13)	**3**	(13)
Earnings before income taxes and non-controlling interests	**1,104**	952	**2,086**	1,844
Income taxes	**247**	200	**484**	453
Non-controlling interests (Note 5)	**284**	274	**547**	505
Net earnings	**573**	478	**1,055**	886
Earnings per common share (Note 9)				
Basic	**0.79**	0.65	**1.44**	1.21
Diluted	**0.78**	0.65	**1.43**	1.21

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited) (in millions of dollars)	Three months ended June 30 2007	Three months ended June 30 2006	Six months ended June 30 2007	Six months ended June 30 2006
Net earnings	**573**	478	**1,055**	886
Other comprehensive income (loss)				
Net unrealized gains (losses) on available-for-sale assets				
Unrealized gains (losses)	**240**	–	**227**	–
Income tax on unrealized gains (losses)	**19**	–	**22**	–
Reclassification of realized (gains) losses to net earnings	**(32)**	–	**(104)**	–
Income tax on reclassification of realized (gains) losses to net earnings	**10**		**25**	
	237	–	**170**	–
Net unrealized gains (losses) on cash flow hedges				
Unrealized gains (losses)	**(59)**	–	**(57)**	–
Income tax on unrealized gains (losses)	**21**	–	**21**	–
Reclassification of realized (gains) losses to net earnings	**13**	–	**40**	–
Income tax on reclassification of realized (gains) losses to net earnings	**(2)**	–	**(7)**	–
	(27)	–	**(3)**	–
Net unrealized gains (losses) on foreign currency translation	**(639)**	(137)	**(697)**	(70)
Other comprehensive income before non-controlling interests	**(429)**	(137)	**(530)**	(70)
Non-controlling interests	**154**	41	**188**	32
Other comprehensive income (loss)	**(275)**	(96)	**(342)**	(38)
Comprehensive income	**298**	382	**713**	848

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Six months ended June 30 (unaudited) (in millions of dollars)	2007	2006
Stated capital – Perpetual preferred shares		
Perpetual preferred shares, beginning of year	**1,400**	1,200
Issue of perpetual preferred shares	**–**	-
Perpetual preferred shares, end of period	**1,400**	1,200
Stated capital – Common shares		
Common shares, beginning of year	**593**	593
Issue of common shares under stock option plan	**1**	–
Common shares, end of period	**594**	593
Contributed surplus		
Contributed surplus, beginning of year	**56**	38
Stock options expense	**9**	12
Non-controlling interests	**(3)**	(4)
Contributed surplus, end of period	**62**	46
Retained earnings		
Retained earnings, beginning of year		
As previously reported	**9,621**	8,249
Change in accounting policy (Note 1)	**(272)**	–
As restated	**9,349**	8,249
Net earnings	**1,055**	886
Dividends to shareholders		
Perpetual preferred shares	**(38)**	(32)
Common shares	**(393)**	(340)
Other	**4**	(4)
Retained earnings, end of period	**9,977**	8,759
Accumulated other comprehensive income (loss) (Note 7)		
Accumulated other comprehensive income (loss), beginning of year	**(248)**	(682)
Change in accounting policy (Note 1)	**1,375**	–
Other comprehensive income (loss)	**(342)**	(38)
Accumulated other comprehensive income (loss), end of period	**785**	(720)
Total Shareholders' Equity	**12,818**	9,878

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (in millions of dollars)	Three months ended June 30 2007	Three months ended June 30 2006	Six months ended June 30 2007	Six months ended June 30 2006
Operating activities				
Net earnings	**573**	478	**1,055**	886
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	**(1,496)**	274	**(1,548)**	403
Decrease (increase) in funds held by ceding insurers	**153**	379	**441**	431
Increase (decrease) in funds held under reinsurance contracts	**24**	(19)	**50**	(97)
Amortization and depreciation	**25**	25	**52**	49
Future income taxes	**(58)**	-	**(49)**	75
Non-controlling interests	**284**	274	**547**	505
Other	**1,835**	265	**2,553**	(163)
Change in non-cash working capital	**222**	352	**(1,331)**	(101)
	1,562	2,028	**1,770**	1,988
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	**(119)**	(103)	**(232)**	(201)
Perpetual preferred shares	**(19)**	(16)	**(38)**	(33)
Common shares	**(189)**	(164)	**(377)**	(328)
	(327)	(283)	**(647)**	(562)
Issue of common shares	**–**	–	**1**	–
Issue of common shares by subsidiaries	**7**	6	**25**	24
Repurchase of common shares by subsidiaries	**(31)**	(15)	**(49)**	(37)
Issue of preferred shares by a subsidiary	**–**	300	**–**	300
Repurchase of preferred shares by a subsidiary	**–**	(12)	**–**	(12)
Issue of debentures and other borrowings	**1,000**	336	**1,000**	336
Repayment of debentures and other borrowings	**–**	–	**–**	(150)
Other	**78**	(54)	**98**	(52)
	727	278	**428**	(153)
Investment activities				
Bond sales and maturities	**5,287**	6,200	**11,819**	13,332
Mortgage loan repayments	**502**	473	**971**	911
Sales of shares	**461**	294	**826**	641
Real estate sales	**15**	(74)	**34**	45
Proceeds from securitizations	**347**	547	**658**	633
Change in loans to policyholders	**(126)**	(133)	**(160)**	(220)
Change in repurchase agreements	**160**	4	**(267)**	118
Investment in bonds	**(5,362)**	(7,412)	**(11,305)**	(14,505)
Investment in mortgage loans	**(1,116)**	(1,109)	**(2,055)**	(1,895)
Investment in shares	**(830)**	(325)	**(1,513)**	(688)
Investment in real estate	**(83)**	(44)	**(196)**	(116)
Other	**(2)**	(5)	**(7)**	(9)
	(747)	(1,584)	**(1,195)**	(1,753)
Effect of changes in exchange rates on cash and cash equivalents	**(166)**	10	**(182)**	40
Increase (decrease) in cash and cash equivalents	**1,376**	732	**821**	122
Cash and cash equivalents, beginning of period	**4,583**	4,032	**5,138**	4,642
Cash and cash equivalents, end of period	**5,959**	4,764	**5,959**	4,764

Power Financial Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) JUNE 30, 2007

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Financial Corporation at June 30, 2007 have been prepared in accordance with generally accepted accounting principles in Canada (GAAP). Interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2006. These interim unaudited consolidated financial statements do not include all disclosures required for annual financial statements.

The interim unaudited consolidated financial statements have been prepared using the same accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2006, except for the adoption of the new rules on Financial Instruments as described below.

A) CHANGES IN ACCOUNTING POLICIES – FINANCIAL INSTRUMENTS

Effective January 1, 2007, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 4211, *Life Insurance Enterprises*; Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3865, *Hedges*; Section 1530, *Comprehensive Income.*

Under these new standards, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are recognized at fair value on the Consolidated Balance Sheet while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Corporation to designate certain financial instruments, on initial recognition, as held for trading.

Changes in the fair value of financial instruments classified as held for trading are reported in Net earnings. Unrealized gains or losses on financial instruments classified as available for sale are reported in Other comprehensive income until they are realized by the Corporation or until the assets are other than temporarily impaired, at which time they are recorded in the Consolidated Statements of Earnings.

The Consolidated Statements of Comprehensive Income have been included in the Corporation's financial statements. The Consolidated Statements of Changes in Shareholders' Equity have replaced the Consolidated Statements of Retained Earnings in the Corporation's financial statements. Unrealized gains and losses on financial assets classified as available for sale, the effective portion of changes in the fair value of cash flow hedging instruments and unrealized foreign currency translation gains and losses are recorded in the Consolidated Statements of Comprehensive Income on a net of tax basis. Other comprehensive income amounts arising from using the equity method to account for the Corporation's investment in its affiliate are recorded in the Consolidated Statements of Comprehensive Income. Accumulated other comprehensive income forms part of Shareholders' equity.

With respect to Great-West Lifeco Inc. (Lifeco), certain investments, primarily investments actively traded in a public market, and certain financial liabilities are measured at their fair value. Investments backing actuarial liabilities, investments backing participating account surplus in The Canada Life Assurance Company (Canada Life), and preferred shares classified as liabilities are designated as held for trading using the fair value option. Changes in the fair value of these investments flow through Net earnings. This impact is largely offset by corresponding changes in the actuarial liabilities which also flow through Net earnings. Investments backing Lifeco's shareholder capital and surplus, with the exception of the investments backing participating account surplus in Canada Life, are classified as available for sale. Unrealized gains and losses on these investments flow through Other comprehensive income until they are realized. Certain investment portfolios are classified as held for trading as a reflection of their underlying nature. Changes in the fair value of these investments flow through Net earnings. There has been no change to the Lifeco's method of accounting for real estate or loans.

The remainder of the Corporation's investments in shares was designated as available for sale. The loans portfolio was designated as loans and receivables and is carried at amortized cost.

Derivative instruments, previously off-balance sheet, are recognized at their market value in the Consolidated Balance Sheet. Changes in the fair value of derivatives are recognized in Net earnings except for derivatives designated as effective cash flow hedges.

Derivatives embedded in financial instruments or other contracts, which are not closely related to the host financial instrument or contract, must be bifurcated and recognized independently. The change in accounting policy related to embedded derivatives did not have a significant impact on the financial statements of the Corporation.

Three types of hedging relationships are permitted under the new standards: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges are recognized in net earnings. The effective portion of cash flow hedges, and hedges of net investments in self-sustaining foreign operations, are offset through Other comprehensive income until the variability in cash flows being hedged is recognized in Net earnings.

On January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet, to eliminate the recognition of deferred realized gains of Lifeco with corresponding adjustments to actuarial liabilities and opening retained earnings.

The following table summarizes the adjustments made to adopt the new standards:

	December 31, 2006 As reported	Change in accounting policy	January 1, 2007 Adjusted
Assets			
Cash and cash equivalents	5,138	–	5,138
Investments			
Shares	4,602	757	5,359
Bonds	65,246	1,016	66,262
Mortgages and other loans	15,823	(46)	15,777
Loans to policyholders	6,776	–	6,776
Real estate	2,218	–	2,218
	94,665	1,727	96,392
Investment in affiliate, at equity	2,137	1,157	3,294
All other assets	28,546	(150)	28,396
	130,486	2,734	133,220
Liabilities			
Policy liabilities			
Actuarial liabilities	89,490	3,896	93,386
Other	4,488	–	4,488
Debentures and other borrowings	3,319	–	3,319
Preferred shares of the Corporation	300	–	300
Preferred shares of subsidiaries	1,325	71	1,396
Capital trust securities and debentures	646	–	646
Future income taxes	853	10	863
All other liabilities	11,430	(2,464)	8,966
	111,851	1,513	113,364
Non-controlling interests	7,213	118	7,331
Shareholders' Equity			
Stated capital			
Perpetual preferred shares	1,400	–	1,400
Common shares	593	–	593
Contributed surplus	56	–	56
Retained earnings	9,621	(272)	9,349
Accumulated other comprehensive income	–	1,127	1,127
Foreign currency translation adjustments	(248)	248	–
	11,422	1,103	12,525
	130,486	2,734	133,220

B) FUTURE ACCOUNTING CHANGES

Capital Disclosures
Effective January 1, 2008, the Corporation will be required to comply with CICA Handbook Section 1535, *Capital Disclosures*. The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Financial Instruments Disclosure and Presentation
Effective January 1, 2008, the Corporation will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement*.

These new requirements are for disclosure only and will not impact financial results of the Corporation.

C) COMPARATIVE FIGURES

Certain of the 2006 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

Comparative figures have not been restated to conform with the new Financial Instruments accounting policies adopted January 1, 2007. CICA guidance explicitly prohibits the restatement of comparative information under these new standards.

NOTE 2 INVESTMENTS

	June 30, 2007					
	Market value		Amortized cost		Total	December 31,
	Available for sale	Held for trading	Loans and receivables	Non-financial instruments		2006
Shares	1,297	4,709	–	–	6,006	4,602
Bonds	5,063	55,093	9,300	–	69,456	65,246
Mortgages and other loans	–	–	15,776	–	15,776	15,823
Loans to policyholders	–	–	6,496	–	6,496	6,776
Real estate	–	–	–	2,209	2,209	2,218
	6,360	59,802	31,572	2,209	99,943	94,665

NOTE 3 DEBENTURES AND OTHER BORROWINGS

	June 30, 2007	December 31, 2006
Power Financial Corporation		
6.90% debentures, due March 11, 2033	**250**	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	**450**	450
6.58% debentures 2003 Series, due March 7, 2018	**150**	150
6.65% debentures 1997 Series, due December 13, 2027	**125**	125
7.45% debentures 2001 Series, due May 9, 2031	**150**	150
7.00% debentures 2002 Series, due December 31, 2032	**175**	175
7.11% debentures 2003 Series, due March 7, 2033	**150**	150
Great-West Lifeco Inc.		
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**203**	204
6.75% debentures due August 10, 2015, unsecured	**200**	200
6.14% debentures due March 21, 2018, unsecured	**200**	200
6.40% subordinated debentures due December 11, 2028, unsecured	**101**	101
6.74% debentures due November 24, 2031, unsecured	**200**	200
6.67% debentures due March 21, 2033, unsecured	**400**	400
6.625% deferrable debentures due November 15, 2034, unsecured (US$175 million)	**184**	205
7.153% subordinated debentures due May 16, 2046, unsecured (US$300 million)	**318**	351
Subordinated debentures due June 21, 2067 bearing an interest rate of 5.691% until 2017 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1.49%, unsecured	**1,000**	–
Notes payable with interest rate of 8.0%	**7**	8
	4,263	3,319

During the second quarter of 2007, Lifeco issued $1.0 billion of 5.691% Subordinated Debentures through its wholly-owned subsidiary Great-West Lifeco Finance (Delaware) LP. The subordinated debentures are due June 21, 2067 and bear an interest rate of 5.691% until June 21, 2017. After June 21, 2017, the subordinated debentures will bear an interest rate of the three month bankers' acceptance rate plus 1.49%. The subordinated debentures may be redeemed by Lifeco at the principal amount plus any unpaid and accrued interest after June 21, 2017.

NOTE 4 CAPITAL TRUST SECURITIES AND DEBENTURES

	June 30, 2007	December 31, 2006
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured (GWLCT)	**350**	350
6.679% senior debentures due June 30, 2052, unsecured (CLCT)	**300**	300
7.529% senior debentures due June 30, 2052, unsecured (CLCT)	**150**	150
	800	800
Acquisition related fair market value adjustment	**29**	31
Capital trust securities held by consolidated group as temporary investments	**(191)**	(185)
	638	646

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million.

NOTE 5 NON-CONTROLLING INTERESTS

	June 30, 2007	December 31, 2006
Non-controlling interests include		
Participating policyholders	**2,021**	1,884
Preferred shareholders (perpetual) of subsidiaries	**1,252**	1,253
Common shareholders of subsidiaries	**4,113**	4,076
	7,386	7,213

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Earnings attributable to non-controlling interests include				
Earnings attributable to participating policyholders	**38**	57	**67**	87
Dividends to preferred shareholders (perpetual) of subsidiaries	**19**	19	**37**	33
Earnings attributable to common shareholders of subsidiaries	**227**	198	**443**	385
	284	274	**547**	505

NOTE 6 CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

AUTHORIZED

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series and of common shares.

Issued and Outstanding

	June 30, 2007		December 31, 2006	
	Number of shares	**Stated capital**	Number of shares	Stated capital
Preferred Shares (classified as liabilities)				
Series C First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series J First Preferred Shares	**6,000,000**	**150**	6,000,000	150
		300		300
Perpetual Preferred Shares				
Series A First Preferred Shares	**4,000,000**	**100**	4,000,000	100
Series D First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series E First Preferred Shares	**8,000,000**	**200**	8,000,000	200
Series F First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series H First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series I First Preferred Shares	**8,000,000**	**200**	8,000,000	200
Series K First Preferred Shares	**10,000,000**	**250**	10,000,000	250
Series L First Preferred Shares	**8,000,000**	**200**	8,000,000	200
		1,400		1,400
Common shares	**704,893,680**	**594**	704,813,680	593

STOCK-BASED COMPENSATION

During the six-months ended June 30, 2007 and 2006, no options were granted under the Corporation's stock option plan. Compensation expense relating to the stock options granted by the Corporation and its subsidiaries amounted to $5 million in the second quarter of 2007 ($7 million in 2006) and $9 million for the six-months ended June 30, 2007 ($12 million in 2006).

Options were outstanding at June 30, 2007 to purchase, until May 11, 2015, up to an aggregate of 8,345,000 common shares, at various prices from $13.13125 to $32.235 per share. During the six-months ended June 30, 2007, 80,000 (nil in 2006) common shares were issued under the Corporation's plan for an aggregate consideration of $1 million (nil in 2006).

NOTE 7 ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized gains (losses), on			
Six months ended June 30, 2007	Available-for-sale assets	Cash flow hedges	Foreign currency translation	Total
Balance, beginning of year	–	–	(248)	(248)
Change in accounting policy (Note 1)	1,620	(43)	–	1,577
Income taxes	(120)	8	–	(112)
	1,500	(35)	–	1,465
Non-controlling interests	(105)	15	–	(90)
Net change in accounting policy	1,395	(20)	–	1,375
Other comprehensive income (loss)	123	(17)	(697)	(591)
Income taxes	47	14	–	61
	170	(3)	(697)	(530)
Non-controlling interests	46	(4)	146	188
	216	(7)	(551)	(342)
Balance, end of period	1,611	(27)	(799)	785

	Unrealized gains (losses), on			
Six months ended June 30, 2006	Available-for-sale assets	Cash flow hedges	Foreign currency translation	Total
Balance, beginning of year	–	–	(682)	(682)
Other comprehensive income (loss)	–	–	(70)	(70)
Income taxes	–	–	–	–
	–	–	(70)	(70)
Non-controlling interests	–	–	32	32
	–	–	(38)	(38)
Balance, end of period	–	–	(720)	(720)

NOTE 8 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distributions and interest on capital trust securities and debentures, and dividends on preferred shares classified as liabilities.

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Interest on debentures and other borrowings	**57**	55	**112**	107
Preferred share dividends	**18**	18	**36**	37
Unrealized gains on preferred shares classified as held for trading	**(12)**	-	**(14)**	-
Subordinated debenture issue costs	**13**	-	**13**	-
Interest on capital trust debentures	**12**	12	**24**	24
Distributions on capital trust securities held by consolidated group as temporary investments	**(2)**	(2)	**(5)**	(5)
Other	**1**	2	**6**	3
	87	85	**172**	166

NOTE 9 EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Net earnings	**573**	478	**1,055**	886
Dividends on perpetual preferred shares	**(19)**	(16)	**(38)**	(32)
Net earnings available to common shareholders	**554**	462	**1,017**	854
Weighted number of common shares outstanding (millions) – Basic	**704.9**	704.8	**704.9**	704.8
Exercise of stock options	**8.3**	6.4	**8.3**	6.4
Shares assumed to be repurchased with proceeds from exercise of stock options	**(4.3)**	(3.4)	**(4.4)**	(3.4)
Weighted number of common shares outstanding (millions) – Diluted	**708.9**	707.8	**708.8**	707.8

NOTE 10 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Pension plans	**14**	22	**27**	45
Other post-retirement benefits	**7**	6	**13**	13
	21	28	**40**	58

NOTE 11 SECURITIZATIONS

During the second quarter of 2007, IGM Financial Inc. (IGM) securitized $351 million ($550 million in 2006) of residential mortgages through sales to commercial paper conduits and received net cash proceeds of $347 million ($547 million in 2006). IGM's retained interest in the securitized loans was valued at $5 million ($6 million in 2006). A pre-tax loss on sale of $1 million ($3 million in 2006) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

During the six-months ended June 30, 2007, IGM securitized $664 million ($639 million in 2006) of residential mortgages through sales to commercial paper conduits and received net cash proceeds of $658 million ($633 million in 2006). IGM's retained interest in the securitized loans was valued at $14 million ($8 million in 2006). A pre-tax gain on sale of $2 million (a loss of $2 million in 2006) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

NOTE 12 SEGMENTED INFORMATION

Information on Profit Measure

Three months ended June 30, 2007	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	4,266	–	–	–	4,266
Net investment income	(444)	45	–	(19)	(418)
Fee income	749	677	–	(12)	1,414
	4,571	722	–	(31)	5,262
Expenses					
Policyholders benefits, dividends and experience refunds, and change in actuarial liabilities	2,764	–	–	–	2,764
Commissions	374	237	–	(14)	597
Operating expenses	625	154	–	14	793
Financing charges	53	22	–	12	87
	3,816	413	–	12	4,241
	755	309	–	(43)	1,021
Share of earnings of affiliate	–	–	80	–	80
Other income (charges), net	–	–	3	–	3
Earnings before income taxes and non-controlling interests	755	309	83	(43)	1,104
Income taxes	154	93	–	–	247
Non-controlling interests	217	95	–	(28)	284
Contribution to consolidated net earnings	384	121	83	(15)	573

Information on Profit Measure

Three months ended June 30, 2006	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	4,444	–	–	–	4,444
Net investment income	1,516	50	–	(22)	1,544
Fee income	667	587	–	(12)	1,242
	6,627	637	–	(34)	7,230
Expenses					
Policyholders benefits, dividends and experience refunds, and change in actuarial liabilities	4,959	–	–	–	4,959
Commissions	332	206	–	(12)	526
Operating expenses	612	142	–	13	767
Financing charges	51	22	–	12	85
	5,954	370	–	13	6,337
	673	267	–	(47)	893
Share of earnings of affiliate	–	–	72	–	72
Other income (charges), net	–	–	(13)	–	(13)
Earnings before income taxes and non-controlling interests	673	267	59	(47)	952
Income taxes	136	66	–	(2)	200
Non-controlling interests	212	89	–	(27)	274
Contribution to consolidated net earnings	325	112	59	(18)	478

Information on Profit Measure

Six months ended June 30, 2007	**Lifeco**	**IGM**	**Parjointco**	**Other**	**Total**
Revenues					
Premium income	**9,879**	**–**	**–**	**–**	**9,879**
Net investment income	**558**	**108**	**–**	**(37)**	**629**
Fee income	**1,513**	**1,335**	**–**	**(26)**	**2,822**
	11,950	**1,443**	**–**	**(63)**	**13,330**
Expenses					
Policyholders benefits, dividends and experience refunds, and change in actuarial liabilities	**8,348**	**–**	**–**	**–**	**8,348**
Commissions	**752**	**468**	**–**	**(27)**	**1,193**
Operating expenses	**1,292**	**311**	**–**	**29**	**1,632**
Financing charges	**104**	**44**	**–**	**24**	**172**
	10,496	**823**	**–**	**26**	**11,345**
	1,454	**620**	**–**	**(89)**	**1,985**
Share of earnings of affiliate	**–**	**–**	**98**	**–**	**98**
Other income (charges), net	**–**	**–**	**3**	**–**	**3**
Earnings before income taxes and non-controlling interests	**1,454**	**620**	**101**	**(89)**	**2,086**
Income taxes	**292**	**192**	**–**	**–**	**484**
Non-controlling interests	**415**	**189**	**–**	**(57)**	**547**
Contribution to consolidated net earnings	**747**	**239**	**101**	**(32)**	**1,055**

Information on Profit Measure

Six months ended June 30, 2006	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	8,139	–	–	–	8,139
Net investment income	2,839	107	–	(46)	2,900
Fee income	1,324	1,176	–	(24)	2,476
	12,302	1,283	–	(70)	13,515
Expenses					
Policyholders benefits, dividends and experience refunds, and change in actuarial liabilities	8,960	–	–	–	8,960
Commissions	674	408	–	(24)	1,058
Operating expenses	1,238	291	–	27	1,556
Financing charges	98	44	–	24	166
	10,970	743	–	27	11,740
	1,332	540	–	(97)	1,775
Share of earnings of affiliate	–	–	82	–	82
Other income (charges), net	–	–	(13)	–	(13)
Earnings before income taxes and non-controlling interests	1,332	540	69	(97)	1,844
Income taxes	305	153	–	(5)	453
Non-controlling interests	389	172	–	(56)	505
Contribution to consolidated net earnings	638	215	69	(36)	886

NOTE 13 ACQUISITIONS

(a) Putnam Investments Trust
On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investments Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $371 million (US$350 million). The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately $583 million (US$550 million). In aggregate these transactions represent a value of approximately $4.1 billion (US$3.9 billion).

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization.

Also refer to note 14, Subsequent events.

(b) Other Acquisitions
On May 31, 2007, Great-West Life & Annuity Insurance Company (GWL&A) acquired an 80% equity interest in Benefits Management Corporation (BMC). The assets acquired, liabilities assumed and Lifeco's equity interest in the results of BMC's operations have been included in its consolidated financial statements since that date. The acquisition will add approximately 90,000 members to Lifeco's medical membership. BMC's principal subsidiary, Allegiance Benefit Management, Inc., is a Montana-based third party administrator of employee health plans.

The value of identifiable intangible assets acquired reflects the estimated fair value of Lifeco's interest in BMC's customer base at the time of acquisition. The value of the identifiable intangible assets will be amortized in relation to the expected economic benefits of the business acquired. If actual experience differs from expectations, the amortization will be adjusted to reflect actual experience.

NOTE 14 SUBSEQUENT EVENTS

a) On July 5, 2007, Canada Life acquired all of the remaining outstanding common shares of Crown Life Insurance Company (Crown Life) for cash consideration of $115 million. The allocation of the purchase price to the assets acquired and liabilities assumed is expected to be completed during the remainder of 2007. It is anticipated that the acquisition will result in an increase in invested assets of approximately $533 million, an increase in other assets of approximately $32 million, an increase in policyholder liabilities of approximately $383 million and an increase in other liabilities of approximately $67 million. Results of Crown Life will be included in the Consolidated Statements of Earnings from the date of acquisition and are not expected to have a material impact to the financial results of the Corporation.

b) Putnam Investments Trust

   Related to the acquisition of Putnam Investments Trust, all regulatory approvals have been received and the pre-closing conditions have been satisfied. The transaction is expected to close in the third quarter.